Exhibit 23.01
Consent of Independent Registered Public Accounting Firm

The Unitholders of Valero Energy Partners LP and
the Board of Directors of Valero Energy Partners GP LLC
We consent to the incorporation by reference in the registration statement (No. 333-193348) on Form S-8 of Valero Energy Partners LP of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Valero Energy Partners LP as of December 31, 2014 and 2013, and the related consolidated statements of income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K/A (Amendment No. 1) of Valero Energy Partners LP dated April 9, 2015.

/s/ KPMG LLP

San Antonio, Texas
April 9, 2015